Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

October 28, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's launches Elobixibat (BixiBat®) a first-in-class drug to treat chronic constipation in India”.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	Investor relationS	Media relationS
	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's launches Elobixibat (BixiBat®) a first-in-class drug to treat chronic constipation in India

Becomes the first company to bring this first-in-class drug to patients in India

Hyderabad India; October 28, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), announced the launch of Elobixibat, a first-in-class drug to treat chronic constipation, in India. Dr. Reddy’s will market Elobixibat under the brand name BixiBat® in India.

The launch follows approval granted to Dr. Reddy's by the Central Drugs Standard Control Organisation (CDSCO) subsequent to submission of the company's successful Phase-3 clinical trial to the Subject Expert Committee of the CDSCO. Dr. Reddy’s is the first company to receive approval for and launch Elobixibat in India.

Elobixibat is a breakthrough drug approved for the treatment of chronic constipation. It acts by inhibiting the reabsorption of bile acids from ileum, thus increasing their concentration in the colonic lumen, leading to increased bowel movements due to stimulation of both colonic motility and fluid secretion irrespective of the transit speed.

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s, said: “The launch of this first-in-class drug is the latest in our continued efforts to bring novel molecules to patients in India. With over three decades of expertise and leadership in the gastrointestinal segment in India through trusted products such as Omez®, Razo™, Econorm®, and Redotil™, this latest offering will help us address unmet patient needs and further improve quality of life. The clinical studies for BixiBat® have demonstrated significantly better and promising outcomes, making it a breakthrough drug in the management of chronic constipation and enhancing the current standard of care for its treatment in India.”

Studies in Asia show that close to 40% of patients suffering from chronic constipation are dissatisfied with current treatment options1. Around 12% of the population in India suffers from symptoms of constipation, heavily impacting their quality of life2.

[1]	Xiong L. J Gastroenterol Hepatol 2017;32:1450-1456
[2]	Ghoshal UC, et al. Indian J Gastroenterol. 2018;37(6):526–544

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.